UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cogentix Medical, Inc.

(Name of Subject Company)

Cogentix Medical, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19243A104

(CUSIP Number of Class of Securities)

Brett Reynolds

Senior Vice President, Chief Financial Officer and Corporate Secretary

5420 Feltl Road

Minnetonka, MN 55343

(952) 426-6140

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Timothy S. Hearn

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

(612) 340-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cogentix Medical, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 26, 2018 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Camden Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of LM US Parent, Inc., a Delaware corporation (“Parent”) and an affiliate of Laborie Medical Technologies Canada ULC (“Laborie”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $3.85 per share in cash, net to the seller in cash, without interest thereon and subject to any required tax withholding (the “Offer Price”), upon the terms and subject to the conditions of the Offer to Purchase, dated March 26, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on March 26, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements” a new section as follows:

Expiration of the Offer; Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of Friday, April 20, 2018. The Offer was not extended. Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, has advised that, as of the expiration of the Offer, 51,455,314 Shares (excluding 34,769 Shares tendered under guaranteed delivery procedures), representing approximately 84.5% of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. The number of Shares tendered satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn (including those Shares tendered under guaranteed delivery procedures) pursuant to the Offer.

Following expiration of the Offer and Purchaser’s subsequent acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL without a vote of stockholders of the Company. Upon the filing of a certificate of merger with the Secretary of State of the State of Delaware, Purchaser will be merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Parent. Parent and Purchaser expect to effect the Merger on or about April 23, 2018. In the Merger, each Share outstanding (other than Shares accepted for payment in the Offer, Shares held by the Company, and Shares for which a stockholder of the Company has properly exercised appraisal rights under Delaware law) will be converted into the right to receive a price per Share equal to the Offer Price.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Capital Market. The Company and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On April 21, 2018, Laborie issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(iv) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(iv)	Press Release issued by Laborie Medical Technologies Canada ULC, dated April 21, 2018 (incorporated herein by reference to Exhibit (a)(5)(iii) to Amendment No. 1 to the Schedule TO of Camden Merger Sub, Inc. and LM US Parent, Inc. filed with the SEC on April 23, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COGENTIX MEDICAL, INC.

By:	/s/ Brett Reynolds
Name:	Brett Reynolds
Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

Dated: April 23, 2018